

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 7, 2013

Via E-mail
Fred E. Tannous
Chief Executive Officer
OverNear, Inc.
1460 4th St., Suite 304
Santa Monica, CA 90401

>   **Re: OverNear, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed May 13, 2013**
>   **File No. 333-188565**

Dear Mr. Tannous:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that comments were issued by us on November 24, 2010 related to the amended Form 10 filed on November 9, 2010. Prior to effectiveness please file an amended Form 10 that complies with the outstanding comments on that filing. Please also make any conforming changes to the Form 10 based on any comments on this Form S-1 that may be applicable. When you file your amended Form 10 please provide a response letter addressing each outstanding comment.

2. Please confirm that, when appropriate, revisions made in response to our comments have been made to both the primary offering prospectus and selling shareholder prospectus.

3.   Please advise us whether the data provided by Gartner Inc. were obtained from market reports commissioned by you. If so, please file consents pursuant to Rule 436 of the Securities Act as exhibits to your registration statement. Please also provide us with copies of these industry reports.

4.   It appears that the initial spin-off transaction contemplated that you would be a wholly-owned subsidiary of Innolog immediately prior to the spin-off and Innolog would distribute all of your outstanding shares in the spin-off. We note that Innolog now owns 18.39% of your outstanding shares and that it will distribute these shares in the spin-off. With a view to revised disclosure please tell us how the currently planned spin-off transaction is consistent with your August 11, 2010 Amended and Restated Merger Agreement and any related agreements.

5.   We note the statement in the second-to-last bullet point under the "Explanatory Note" after the registration statement cover page that "references in the Direct Offering Prospectus to the Resale Prospectus will be deleted from the Resale Prospectus." Please revise the registration statement so that it shows each prospectus in final form.

6.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Cover Page of Prospectus

7.   Consistent with your disclosure on page 5, please revise to clarify on the cover page that there is no minimum offering amount. Please also clarify this fact in the offering section on page 18.

8.   Please disclose when the offering will terminate.

9.   Please revise to disclose here and throughout that there is no guarantee that your stock will ever be quoted on a national securities exchange or the OTC Bulletin Board. Please also disclose on which OTC Markets tier you expect to apply for quotation.

10. We note that you are offering your common stock "at an initial price" of $0.50 per share. Please tell us what you mean by this.

11. We note your statement that you may file amendments to the prospectus and that investors "should read… any amendments or supplements" carefully. Please

revise this statement to be consistent with your obligation to provide investors with all material information rather than suggesting that they should seek it out on their own. Please revise the "alternate" cover page as well.

Summary, page 5

Our Business, page 5

12. Please revise to disclose your revenues, assets and losses for your most recently completed fiscal year and interim stub. Please also disclose your current cash balance on hand as of the most recent practicable date and update that with any subsequent amendment.

13. Please expand your disclosure to provide a brief discussion of your current free mobile social media application and your plans related to your mobile advertising platform.

14. Please revise to disclose (a) the implied aggregate price of your common stock based on the offering price of $0.50 and (b) your total stockholders' equity (deficit) as of the latest balance sheet date.

Our Relationship with Innolog, page 5

15. Please revise to briefly describe the Form 10 you filed in your prior attempt to do the spin-off and your reporting obligation that resulted. This may help investors understand why you have a reporting obligation prior to effectuating the spin-off.

Risk Factors, page 7

16. Consistent with your disclosure on page 32, please add a risk factor to discuss the fact that users are able to opt out of targeted advertising features and discuss the obstacles you may face relative to consumers providing access to their location and preferences for commercial purposes.

17. Please include a risk factor discussing the challenges inherent in the rapidly evolving technology marketplace and the risks of not keeping up with technological advances.

18. Please revise to add risk factors that discuss the additional costs you will incur as a public company and address any risk of the ability of your company to absorb such costs.

We may be unable to achieve some or all of the benefits that we expect ... , page 7

19. Please remove the first sentence or revise such that your disclosure does not mitigate the risks you discuss in this risk factor.

The net proceeds from the Direct Offering will only last for a limited amount ... , page 9

    20. Please expand your disclosure to discuss the possibility and implications of not raising the maximum offering amount.

We face competition from companies with substantially greater resources, page 9

    21. Please revise the first sentence of the second paragraph to remove the implication that you currently have advertiser clients or advise.

Failure to adequately manage our growth may seriously harm our business, page 12

    22. Please provide support for your belief that you expect to rapidly grow your business or revise to remove your references to rapid growth.

    23. We note your disclosure that "as your sales increase" you may need to take additional actions. Please revise to clarify that you have not yet had any sales.

If we do not retain our senior management team and key employees, page 13

    24. Please provide support for the reference to your growth in the heading or revise to remove this language.

If we fail to maintain proper and effective internal controls, page 14

    25. Please expand your disclosure to discuss your history of delinquent exchange act filings.

Use of Proceeds, page 19

    26. Please revise the table heading to identify what percentage of the offering is being sold to raise the specified net proceed amounts. Also, since the allocation percentage appears to change based on the amount of net proceeds raised, please disclose the allocation of proceeds if 25%, 50% and 75% of the offering is sold.

Capitalization, page 20

    27. Please revise the "as adjusted" column to present capitalization assuming only issuance of the common stock.

Management's Discussion and Analysis of Financial Condition, page 26

    28. Please revise to include a plan of operations for the next twelve months and to the point of generating revenues. In the discussion of each of your planned activities, include specific information regarding each material event or step required to

pursue each of your planned activities, and the timelines and associated costs accompanying each proposed step in your business plan, and whether any additional capital will be needed. For example, please discuss the material steps and necessary financing needed regarding the planned future operations and activities for your mobile advertising platform. Please include a brief summary of your timeline and costs in the prospectus summary.

Capital Resources, page 28

29. Please revise to quantify your expected near term, i.e. less than 12 months, and long term, i.e. greater than 12 months, financing requirements, the timing of such demands, and the impact on the company if the funding cannot be obtained. Please also disclose how long you can continue to operate with your existing resources.

Description of Our Business, page 30

30. Please revise throughout this section to discuss your business as it is today. For example, upon review of your website it appears that you have already launched your free mobile social media application, but your Business Strategy section and Social Networking section speaks of it in the future tense.

Business Strategy, page 30

31. In addition to disclosing how many users you are targeting before seeking the monetization of your application, please disclose how many users currently utilize your application.

32. Please define the phrase "push notification" when it is first used.

Mobile Advertising, page 32

33. Please provide support for your belief that you will be able to provide advertisers with "significant audience reach."

Benefits of Mobile Advertising, page 33

34. Please provide support for the bullet point that you provide advertisers with "superior monetization opportunities" or revise to remove.

Principal Products and Services, page 33

35. Please provide support for your statement that using location-based services for proximity marketing can help retailers in attracting more first-time customers, encouraging repeat business and increasing sales, or revise to state as your belief.

36. Please provide support for your statement that more and more people are beginning to utilize location-based services or revise to state as your belief.

OverNear Web App, page 35

37. Please expand your disclosure to provide greater detail about what you expect to offer in the way of premium levels of service and what monthly subscription fees you expect to charge. Also, please explain what you mean by "other services" that you will market directly to your customers.

Management, page 38

38. Please revise this section so that the dates listed in the table match the dates in the paragraphs that follow.

39. Please tell us whether the market capitalization of approximately $100 million of Heath Sciences Group, Inc. was achieved during Mr. Tannous' tenure as Chief Executive Officer, and whether this was the market capitalization at the time Mr. Tannous left that company.

40. Please identify the corporate consulting firm and regional stock brokerage firm referenced in Mr. Glaser's biography or revise to remove the reference to these earlier positions.

Security Ownership of Certain Beneficial Owners and Management, page 44

41. Please reconcile your disclosure in the table that Innolog Holdings, Inc. owns 10,558,896 shares with your disclosure throughout the prospectus that such shares are owned by Innolog Holdings Corporation.

Certain Relationships and Related Transactions, page 45

42. Please revise to disclose the name of the consultant to whom you issued a non-qualified option to purchase 2,100,000 shares of your common stock.

Legal Matters, page 53

43. We note that one of the selling shareholders is Shiraz Patel, and that Richardson & Patel LLP will pass upon the validity of the shares of common stock being offered. Please tell us if the shares being offered by Shiraz Patel or other selling shareholders are beneficially owned by Richardson and Patel LLP or any of its principals or affiliates and if so please tell us what consideration you gave to the disclosure required by Item 509 of Regulation S-K.

Financial Statements, page F-3

44. We note that you are an "early stage company" per your Business section. We also note that you are devoting substantially all of your efforts to establishing a new business and your planned principal operations have not generated revenue. Based upon the above, you meet the definition of a development stage entity pursuant to ASC 915. Please provide the additional information required by paragraphs 915-205-45-2 through 45-4 for development stage entities.

Note 2: Summary of Significant Accounting Policies, page F-8
Software Development Costs

45. We note per your accounting policy for software development costs that you have capitalized $499,089 of software development costs for the development of a location-based social networking and mobile advertising platform; however, per page 30 of your Business section, you have not yet begun the development of the web app for advertisers. Please clarify whether and the extent to which amounts have been expended for the development of the adverting platform.

46. We note per page 30 of your Business section that you do not expect to earn revenue from the mobile tool launched in January 2013. Please tell us how you determined it was appropriate to capitalize the development costs associated with building this application in light of the fact that you do not expect to earn revenue until you develop the web app for advertisers, and in light of your ongoing assessment of recoverability that is based on anticipated future revenues. Also in this regard, we note that your policy for amortizing these capitalized costs is computed using revenues generated by the product. It therefore appears based on this policy that amortization will never be recorded as revenue has to be generated in order for amortization to commence, and you have stated that revenue will not be generated. Please advise.

Impairment of long-lived assets, page F-9

47. We note per your policy that management determined that there was no impairment in the value of long-lived assets during the year ended December 31, 2011; however, we note a charge of $110,992 on the statement of operations for "impairment of productions costs, prepaid royalties and inventory." Please tell us and disclose the nature of this impairment and revise your policy for consistency.

Financial Statements

48. Please update your financial statements as appropriate in compliance with Rule 8-08 of Regulation S-X.

Selling Shareholder Prospectus

Cover Page, page 55

49. Please revise the cover page to disclose the price at which the selling shareholders will sell the shares.

The Spin-Off, page 64

Background Information, page 64

50. Please revise the second paragraph to explain, if true, that one of the purposes of these transactions was to make Innolog Holdings Corporation a publicly traded company.

Information Regarding Innolog and the Selling Shareholders, page 66

51. Please confirm to us that none of the selling shareholders are broker-dealers or affiliates of broker-dealers and make corresponding revisions to your disclosure in this section. Alternatively, please revise your prospectus to include appropriate disclosure regarding any broker-dealers or affiliates of broker-dealers.

52. Please be advised that a person is generally deemed to beneficially own stock held by a spouse and minor children. In this regard, we note that at least two of the selling shareholders share the same last name. Please revise if necessary.

53. We note that some selling shareholders are legal entities. Please identify the individual or individuals who have voting and dispositive power with respect to the shares being offered for sale by all legal entities listed in your selling shareholders table.

54. Please disclose that all selling shareholders may be deemed underwriters.

Distribution Shares, page 67

55. We note the statement on page 68 that, in reference to the August 10, 2010 shareholders of record of Innolog, "all of the shareholders of Innolog named above may be deemed to be underwriters." If you mean with respect to potential future resales please revise to state this. In the alternative please explain to us what you mean.

Item 15. Recent Sales of Unregistered Shares, page 70

56. Please revise to include the specific exemption you relied upon for each sale and include enough factual description so that a reader can understand the basis for the exemption.

57. For any securities sold otherwise than for cash, state the nature of the transaction and the nature and aggregate amount of consideration received by you within the past three years. Refer to Item 701(c) of Regulation S-K.

Part II

Exhibit Index

58. We note you indicate that the Form of Subscription Agreement, dated May 1, 2013, was filed herewith as Exhibit 10.16, but it appears that such exhibit was not included with the S-1. We also note that Exhibit 10.15 has not been "filed herewith" as indicated in the exhibit index.

Exhibit 10.4

59. We note that the Amended and Restated Merger Agreement filed as Exhibit 10.4 to your registration statement does not include all of the schedules and exhibits to the agreement. All agreements must be filed in full and include all attachments, schedules and exhibits. Please refile your Amended and Restated Merger Agreement so that it includes all attachments, schedules and exhibits.

Exhibit 23.1

60. Please file an updated consent letter from your auditor.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Theresa Messinese at (202) 551-3307 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 or me at (202) 551-3589 with any other questions.

Sincerely,

/s/ John Dana Brown

John Dana Brown
Attorney Advisor

cc: via-email
        Kevin Friedmann, Esq.